DENVER BOULDER COLORADO SPRINGS LONDON LOS ANGELES MUNICH SALT LAKE CITY SAN FRANCISCO

March 14, 2008

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:    Intrepid Potash, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

Filed February 13, 2008

File No. 333-148215

Dear Mr. Schwall:

On behalf of Intrepid Potash, Inc., a Delaware corporation (the “Company”), we are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 2”).

The Registration Statement has been revised in response to the comments received from the staff of the Commission (the “Staff”) in its letter to Mr. Robert P. Jornayvaz III dated March 4, 2008 (the “Comment Letter”). To facilitate your review, we are sending to the attention of Mr. Sean Donahue six copies of Amendment No. 2, three of which have been marked to show changes from the Registration Statement filed on February 13, 2008. All page number references in the responses below correspond to page numbers in Amendment No. 2.

The responses and supplemental information provided herein in response to the Comment Letter are based upon information provided by representatives of the Company and the Company’s advisors. We have not independently verified the accuracy and completeness of such information.

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Comment Letter.

1700 Lincoln Street, Suite 4100 Denver, Colorado 80203-4541 tel 303.861.7000 fax 303.866.0200

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

March 14, 2008

General

1.	We note your response to comment 2 and reissue it in part. We will need time to review all omitted exhibits. You can expedite the review process by filing of all such documents promptly.

Response: The Company has filed certain of the exhibits with Amendment No. 2. The Company advises the Staff that it will provide to the Staff on a supplemental basis the artwork that it intends to use in the prospectus, and that all remaining exhibits will be included in subsequent amendments to the Registration Statement.

2.	We note your response to comment 3 and reissue this comment. You need to include an estimated price range on the cover page. Similarly, fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A.

Response: The Company has included certain of the omitted disclosures in Amendment No. 2. Certain information remains omitted from Amendment No. 2 because the relevant information and documents have not yet been finalized. The Company advises the Staff that all information not permitted to be omitted by Rule 430A will be included in a subsequent amendment to the Registration Statement as soon as it becomes available.

3.	Please monitor your requirement to provide updated financial information as required by Rule 3-12 of Regulation S-X.

Response: As required by Rule 3-12 of Regulation S-X, the Company has included financial information as of and for the year ended December 31, 2007 in Amendment No. 2.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

March 14, 2008

4.	Please provide updated consents with your next amendment.

Response: The Company has provided updated consents of KPMG LLP, Hein & Associates LLP and Agapito Associates, Inc. with Amendment No. 2.

Summary Historical and Pro Forma Combined Financial and Operating Data, page 10

5.	We note your response to our prior comment numbers 13 and 37. Please note that it appears your presentation of “Net Sales” that is exclusive of freight represents a non-GAAP measure. If true, refer to Item 10(e)(1)(ii)(D) of Regulation S-K for guidance.

Response: The Company has removed the “Net Sales” line from its pro forma income statements. See pages 11, 37 and 42 of Amendment No. 2.

Management, page 104

6.	We note your response to comment 26 and reissue this comment. We note that you expect to appoint three independent directors upon the completion of the offering. Please identify each of your current directors that are independent under the applicable independence standards. Refer to Item 407(a) of Regulation S-K.

Response: The Company advises the Staff that it will identify those directors who qualify as independent under the applicable standards once all the new directors have been appointed to the Company’s board of directors and the entire board of directors has made the required independence determinations.

Compensation Approach for our Principal Owners, page 107

7.	We note your response to comment 30 and reissue it in part. For your principal owners, please specify how each element of compensation

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

March 14, 2008

relates to the data you analyzed from comparator companies. For example, disclose where you target each element of compensation against the peer group of comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a target percentile range, please explain why. See Item 402(b)(1)(v) of Regulation S-K.

Response: The Company has added disclosure on pages 111-112 to clarify that the adopted recommendations from J. Richard & Co. with regard to the base salary and bonus opportunities for the principal owners were not targeted at a specified level relative to the peer group of comparator companies, but were instead set at levels that J. Richard & Co. thought would be appropriate for the principal owners. The disclosure on page 113 reflects that base salary amounts for the principal owners were set at the average of the base salary range recommended by J. Richard & Co., and that bonus amounts were generally close to the targeted bonus levels recommended by J. Richard & Co. for the principal owners for both 2006 and 2007.

Certain Relationships and Related Party Transactions, page 123

8.	We note your disclosure that “The summaries of the agreements contained in this prospectus are qualified by reference to the complete text of the agreements, some of which will be filed as exhibits to the registration statement.” Please confirm that you will file all agreements with related parties as exhibits to the registration statement.

Response: The Company hereby advises the Staff that all agreements with related parties will be filed as exhibits to the Registration Statement.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

March 14, 2008

If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245, Mashenka Lundberg at (303) 866-0616, or Jennifer D’Alessandro at (303) 866-0635.

Sincerely,

/s/ HOLME ROBERTS & OWEN LLP

Holme Roberts & Owen LLP

cc:	Sean Donahue

Anne Nguyen Parker

Kevin Stertzel

Jill Davis

Robert P. Jornayvaz III

Hugh E. Harvey, Jr.

Sheri L. Pearce

G. Michael O’Leary

Meredith S. Mouer